John L. Filippone

Direct Phone:    +1.213.680.6626

Direct Fax:    +1.213.830.8626

john.filippone@bingham.com

August 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mara L. Ransom, Assistant Director

Daniel Leslie, Staff Attorney
100 F Street, N.E.
Washington, D.C. 20549

Re:                        BIDZ.com, Inc.

Amendment No. 3 to Proxy Statement on Schedule 14A

Filed August 17, 2012

File No. 001-33513

Amendment No. 1 to Transaction Statement on Schedule 13e-3

Filed July 27, 2012

File No. 005-83369

Ladies and Gentlemen:

We are writing on behalf of BIDZ.com, Inc. (the “Company”) in response to the comment letter dated August 23, 2012 (the “Comment Letter”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.  For convenience of reference, we have included the text of the Staff’s comments from the Comment Letter in bold, italicized text before the respective responses thereto.

Concurrently with the delivery of this letter, the Company is filing a Definitive Proxy Statement (the “Definitive Proxy Statement”) reflecting changes made in response to the Staff’s comments in the Comment Letter.  Unless otherwise defined in this letter, all capitalized terms have the meanings set forth in the Definitive Proxy Statement.

The factual information provided or referenced herein was provided to us by the Company, except that all information regarding David Bergstein, Cyrano Group and Glendon Group herein and in the Definitive Proxy Statement was provided by Mr. Bergstein, Cyrano Group and Glendon Group respectively.

U.S. Securities and Exchange Commission

Attn: Mara L. Ransom

Daniel Leslie

August 27, 2012

Special Factors, page 31

Background of the Merger, page 31

1.                                     We note your response to comment 1 in our letter dated August 10, 2012.  In particular, we note the revisions to your disclosure on pages 25 and 36.  Please expand your disclosure to explain how and why Glendon Group came to replace Cyrano Group as the party to proceed with the merger with a view to explaining why Cyrano determined not to proceed with the merger and how Glendon Group became aware of the transaction, especially considering Cyrano’s stated desire for exclusive negotiations and execution of a non-disclosure agreement with you.  In this regard, we are also trying to understand why you agreed to continue negotiations even though the parties to the transaction had changed considering, as you indicate in your response, there was no affiliation between the parties.

The disclosure on page 36 in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Definitive Proxy Statement has been expanded in response to the Staff’s comment.

2.                                     We note your response to comment 2 in our letter dated August 10, 2012.  Please revise your disclosure to explain the conditions under which Mr. Bergstein will receive a 9% equity interest in Glendon Group.

The disclosure on page 25 in the section entitled “IDENTITY AND BACKGROUND OF FILING PERSONS AND OTHERS—Other Persons” in the Definitive Proxy Statement has been revised in response to the Staff’s comment.

*  *  *  *  *

Please contact John L. Filippone at (213) 680-6626, Janice A. Liu at (213) 680-6770 or Mark T. Hiraide at (310) 543-0500 if you have any questions or you need any additional information with respect to the matters set forth above.

U.S. Securities and Exchange Commission Attn: Mara L. Ransom Daniel Leslie August 27, 2012 Page 3 Sincerely, /s/ John L. Filippone
John L. Filippone cc: Mark T. Hiraide Roger Loomis Petillon Hiraide & Loomis LLP Aaron A. Grunfeld Law Offices of Aaron A. Grunfeld & Associates Edgar Park Nimish Patel Richardson & Patel, LLP